JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

December 22, 2006

VIA MESSENGER AND EDGAR SUBMISSION

Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

    Re:    United States Natural Gas Fund, LP
              Registration No. 333-137871

Dear Ms. Wolff:

On behalf of the United States Natural Gas Fund, LP   (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on December 22, 2006. The enclosed copy has been marked to show changes from the initial registration statement. In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of November 2, 2006 on the initial registration statement. Each of your comments is set forth below, followed by the Registrant’s response.

General

1.	We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

Response: The Registrant has filed the registration statement with the National Futures Association for their review of the prospectus as the disclosure document for the pool. We have received comments from the National Futures Association and have responded to those comments.

Ms. Elaine Wolff
December 22, 2006

2.
We note that the initial authorized purchaser intends to publicly offer the units in the creation basket. Please revise the section entitled “What is the Plan of Distribution?” to specify that the initial authorized purchaser is acting as an underwriter with respect to the distribution of the initial creation basket.

Response: In the section entitled “What is the Plan of Distribution?” the Registrant specified that the activities of the initial Authorized Purchaser may cause it to be deemed an underwriter.

3.
Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the authorized purchasers or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Response: The Registrant does not currently have any sales materials that it plans to distribute. However, when the Registrant distributes sales material in the future, it will provide you with copies.

Cover Page

4.	Please disclose in the second bullet that the difference between the price paid by the authorized purchasers and the price they sell to the public is underwriting compensation.

Response: In the second bullet on the cover page, the Registrant revised the prospectus to state that the difference between the price paid by Authorized Purchasers as underwriters and the price paid to such Authorized Purchasers by investors will be deemed underwriting compensation.

5.	Please revise the reference to “Benchmark Futures Contract” as the defined term has not yet been identified. In general, please avoid using defined terms on the cover or in the summary.

Response: On the cover page, the Registrant removed the reference to the defined term.

Prospectus Summary, page 1

6.	Please disclose in the summary section the fees paid to the general partner.

Ms. Elaine Wolff
December 22, 2006

Response: The Registrant revised the summary section to include the fees paid to the General Partner.

7.
In the third paragraph, please clarify why you may invest in interests other than the Benchmark Futures Contracts. It appears from subsequent disclosure that the purpose is to comply with NYMEX speculative position limits.

Response: The Registrant revised the fourth paragraph of the summary section to state that it invests in interests other than the Benchmark Futures Contract to comply with position limits and accountability levels.

8.	Please revise the summary to clarify that you may invest in futures contracts for non-natural gas products such as crude oil, heating oil and gasoline. We refer to pages 29, 30 and 32.

Response: The Registrant states in the section entitled “Overview of USNG” in the first sentence of the second paragraph that it may invest in futures contracts for natural gas, crude oil, heating oil, gasoline, and other petroleum-based fuels traded on the New York Mercantile Exchange, ICE or other U.S. and foreign exchanges. This is consistent with the disclosure on pages 29, 30, and 32.

9.	Please disclose whether there are any limits on your ability to invest in non-natural gas products.

Response: The only limit on the Registrant’s ability to invest in non-natural gas products are the position limits and accountability levels set by exchanges.

The Offering, page 2

10.	Please revise the first paragraph to state that the initial authorized purchaser intends to offer the initial creation basket publicly.

Response: The Registrant revised the first paragraph in the section entitled “The Offering” to state that the initial Authorized Purchaser intends to offer the initial Creation Basket publicly.

What are the Risk Factors . . . , page 5

Prices of natural gas may fluctuate on a seasonal and quarterly basis, page 5

11.	Please revise the header to clearly state the risk.

Ms. Elaine Wolff
December 22, 2006

Response: The Registrant revised the header to state “The price of natural gas may fluctuate on a seasonal and quarterly basis and this would result in fluctuations in the price of USNG’s units.”

USNG and the General Partner may have conflicts of interest . . . , page 15

12.	Please clarify why general partner’s trading decisions may be influenced by the effect they would have on USOF.

Response: The General Partner’s trading decisions for USNG may be influenced by the effect they would have on USOF because the General Partner also serves as the general partner for USOF. As such, it seeks to reach USOF’s investment objective as well as USNG’s. If the General Partner believes that a trading decision it made on behalf of USNG might (i) impede USOF from reaching its investment objective or (ii) improve the likelihood of meeting USOF’s objectives, then the General Partner may choose to change its trading decision for USNG, which could either impede or improve the opportunity for USNG’s meeting its investment objective.

Others may notify USNG . . . , page 18

13.
Please disclose the potential consequences in the event a licensing agreement is not consummated. In addition, based on your current discussions with NYMEX, please provide an estimate of the potential cost to the Fund in the event a licensing agreement is consummated.

Response: The Registrant has revised the prospectus to state that if a license agreement is not consummated, it is possible that the New York Mercantile Exchange would cause the cessation of any market data vendor’s provision of New York Mercantile Exchange settlement prices to the Registrant and/or take other action to prevent the Registrant from using any New York Mercantile Exchange settlement prices. It is estimated that if a license agreement is consummated, then the Registrant, together with United States Oil Fund, LP, will pay a license fee based on daily NAV that equals .04% for the first $1,000,000,000 of combined assets of both funds and .02% for combined assets above $1,000,000,000.

What are Natural Gas Futures Contracts, page 28

14.
We note that you may invest in interests other than the Benchmarks Futures Contracts, including Natural Gas Futures Contracts and Other Natural Gas Interests. Please provide data, if available, that illustrates the correlation between these other types of futures contracts and the NYMEX natural gas contracts. It appears that to the extent they are negatively or non-correlated, your ability to meet your investment objectives will be hampered.

Ms. Elaine Wolff
December 22, 2006

Response: The Registrant has included a graph under the section “What is the Natural Gas Market and the Petroleum-Based Fuel Market?” that illustrates the correlation among natural gas futures contracts, crude oil futures contracts, gasoline futures contracts and heating oil futures contracts.

Calculating NAV, page 40

15.	Please confirm that the release of the daily NAV calculation will not be disclosed to authorized participants or others prior to public disclosure.

Response: The release of the daily NAV calculation will not be disclosed to Authorized Purchasers or others prior to public disclosure.

Financial Statements - United States Natural Gas Fund, LP

Note 1 - Organization and Business, page F-4

16.
Please revise to clarify whether offering expenses will be funded by the general partner and quantify all organization and offering expenses incurred to date. Please tell us how you consider SAB Topic 5.T. in determining that such costs should not be recorded in the financial statements.

Response: As stated in Note 1 to USNG’s financial statements, the General Partner has, to date, funded USNG’s organizational and offering expenses. The General Partner has revised its financial statements to quantify that the General Partner has funded $122,132 for USNG’s organizational and offering expenses. USNG will pay any additional registration fees to the SEC, NASD, or other regulator and with respect to subsequent registrations of units with the SEC, the legal, printing, and accounting expenses associated therewith. Previously, in connection with the registration of United States Oil Fund, LP (“USOF”), an affiliate of USNG that is substantially similar to USNG, we discussed recording the deferred offering costs of USOF as a capital contribution to the General Partner or to the Registrant. In both offerings, the net effect of the General Partner recording the deferred offering costs would be to increase the General Partner’s capital account by the deferred offering costs and to decrease the General Partner’s capital account by the deferred offering costs, so that the net effect would be zero. In both the USOF offering and in this offering, there was and is no obligation for USOF to reimburse the General Partner or any affiliate, or for the General Partner to reimburse the affiliate. In that case, as here, there was no benefit afforded to the General Partner vis a vis the limited partners from the transaction. Ultimately, in connection with the USOF offering it was determined by the SEC staff that disclosure in USOF’s prospectus akin to the disclosures provided in USNG’s prospectus MD &A, Note 1 to USNG’s financial statements and Notes 1 and 3 to the General Partner’s financial statements were adequate with respect to the issue of payments of the funds organizational and offering expenses.

Ms. Elaine Wolff
December 22, 2006

Financial Statements - Victoria Bay Asset Management, LLC

17.
In light of the financial assistance that Victoria Bay Asset Management, LLC intends to provide to the Registrant, please update the general partner financial statements to provide information for the most recent interim period.

Response: The Registrant has updated the General Partner’s financial statements to provide information for the most recent interim period.

Note 1 - Organization and Operation, page F-14

18.
We note that at December 31, 2005, the Company has not generated any revenues and has been dependent upon contributions from an affiliate of the Company. Considering that to date, all of USNG’s and the general partner’s expenses have been funded by the affiliates, please advise us how you determined that the financial statements of the affiliate are not required. In doing so, please tell us what you mean by “understanding to provide funding” as disclosed on page F-16 and tell us whether any commitment exists.

Response: Through April 10, 2006, all of USOF’s, and the General Partner’s expenses were funded by its affiliates. To the extent funds were available since April 10, 2006, these expenses, as well as the expenses relating to the organization and formation of USNG and its registration of units with the Commission, were borne by USOF, USNG, and the General Partner. Ameristock Corporation, through its parent, Wainwright Holdings, Inc. has provided funds for both USOF’s and USNG’s offering and organizational expenses. Wainwright Holdings, Inc. wholly owns both the General Partner, Victoria Bay Asset Management, LLC and Ameristock Corporation. However, there is no commitment on the part of Wainwright, Ameristock Corporation or any other affiliate to continue to pay the expenses of USOF, USNG, and the General Partner, nor is there any obligation or intention of the General Partner or either fund to reimburse any such payment.

The financial statements have been revised to clarify the foregoing. Since the affiliate, Ameristock Corporation, has no obligation to provide or to continue to provide funding USOF or USNG, the inclusion of its financial statements was not considered needed and such inclusion may be misleading to investors.

Statement of Additional Information

19.	Please update, to the extent possible, the market data provided in this section. We note, for example, that some data is presented as of December 31, 2003.

Ms. Elaine Wolff
December 22, 2006

Response: The Registrant has updated the market date provided in the Statement of Additional Information.

Exhibits

20.	Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

Response: The Registrant has filed the tax and legal opinions with this Amendment.

* * *

We hope that you will find these responses satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain James M. Cain

Enclosure

cc:	Michael McTiernan, Staff Attorney Nicholas D. Gerber W. Thomas Conner